Westcore Trust

1290 Broadway, Suite 1100

Denver, CO  80203

April 30, 2013

Via EDGAR

Mr. Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:      Westcore Trust (the “Registrant”)

            File Nos. 002-75677; 811-03373

            Post-Effective Amendment No. 76

Dear Mr. Greene:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the Securities and Exchange Commission on April 11, 2013 to Post-Effective Amendment No. 76 (“PEA 76”), accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

April 11, 2013 Staff Comments:  PEA 76 – General

1.         Staff Comment: Please provide the standard “Tandy” representations.

Registrant’s Response: The Registrant hereby acknowledges that:

a)         the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

b)        comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

c)         if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

2.         Staff Comment:  Please explain why the class identifiers on EDGAR for the applicable Retail Class for each Fund include the Fund names and do not include the Retail Class identifiers.

Registrant’s Response: Concurrent with the filing of Post-Effective Amendment No. 77, the Registrant will revise the class identifiers on EDGAR for the Retail Class for each Fund, as applicable, to refer specifically to the Retail Class rather than to the name of the applicable Fund.

3.         Staff Comment:  To the extent one or more Funds may invest in derivatives, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Registrant’s Response:  The Registrant believes that the disclosure regarding each Fund’s derivatives is specific and outlines how such derivatives are expected to be used in connection with the Fund’s investment strategy. As such, the Registrant believes that the disclosure regarding each Fund’s use and strategy with respect to derivatives already complies with the observations contained in the Staff’s letter to the Investment Company Institute. The Registrant has noted the comment and will revise the Funds’ derivatives disclosure in future periods, if necessary, based on the investment experience of each Fund under its investment strategy.

4.         Staff Comment:  Please consider adding risk disclosure regarding the volatility and turmoil experienced in financial markets since 2007.

Registrant’s Response: The Registrant has supplemented its existing disclosure for each Fund with respect to “Market Risk” with the following additional sentence: “The financial crisis in the U.S. and many foreign economies over the past several years has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign.”

April 11, 2013 Staff Comments:  PEA 76 – Prospectus

5.         Staff Comment: As the Westcore International Small-Cap Fund has the term “International” in the Fund’s name, please include specific disclosure regarding how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world in accordance with Investment Company Act Release No. 24828.  For example, the Fund may include a policy to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not favorable, invest at least 30 percent of its assets outside the United States.

Registrant’s Response: The Registrant has revised the Fund’s disclosure to include specific references to “international” companies (“Under normal circumstances, at least eighty percent (80%) of the value of the Fund’s net assets, plus any borrowings for investment purposes, is invested in international small-cap companies”), which, together with its as-revised statement about what the Fund considers to be “international companies” or “foreign companies”, provide in the view of the Registrant specific and clear indicators regarding how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

6.         Staff Comment:  Please send a copy of the completed “Annual Fund Operating Expenses” table for each Fund that includes the applicable fees and expenses to the SEC Staff prior to the Registrant’s next post-effective amendment.

Registrant’s Response:  The Registrant has provided a copy of the completed “Annual Fund Operating Expenses” table for each Fund to the SEC Staff via electronic mail on April 23, 2013.

7.         Staff Comment:  If applicable, please include disclosure in Footnote (1) under the “Annual Fund Operating Expenses” table in the Summary Section for each Fund indicating that the Adviser may recoup certain fees waived or expenses reimbursed under the terms of the contractual waiver.

Registrant’s Response:  Under the terms of its contractual arrangement with the Funds, the Adviser is not permitted to recoup any amounts that would cause a Fund’s expenses during the term of the contractual waiver to exceed the agreed-upon percentage.  Consequently, the Registrant does not believe that additional disclosure in Footnote (1) is warranted.

8.         Staff Comment:  Please revise Footnote (1) to the “Annual Fund Operating Expenses” table in the Summary Section for each Fund to conform with Instruction 3(e) to Item 3 of Form N-1A, including a statement that the term of the Adviser’s contractual agreement to waive fees and/or reimburse expenses will be in place for no less than one year from the effective date of the Registrant’s prospectus.

Registrant’s Response:  In accordance with Instruction 3(e) to item 3 of Form N-1A, the Registrant notes that the Footnote (1) to each Fund’s “Annual Fund Operating Expenses” table indicates that the contractual arrangement to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses runs from April 30, 2013 until at least April 30, 2014, which is anticipated to be one year from the expected effective date of the prospectus.  Further pursuant to Instruction 3(e), the Registrant has added a sentence to each such footnote clarifying that the contractual agreement may not be terminated or modified prior to its expiration date except with the approval of the Board of Trustees.

9.         Staff Comment:  In the second sentence of the second bullet of the “Principal Investment Strategies of the Fund” for the Westcore Growth Fund, please clarify the statement that “.the team maintains guidelines to typically maintain exposure to nearly all of the sectors within the benchmark and to limit the variance in exposure to a sector relative to the benchmark.”  Specifically, please confirm whether such language is intended to indicate that the Westcore Growth Fund, or any other Fund which uses similar language, is managed as an equally-weighted index fund requiring periodic rebalancing.

Registrant’s Response:  The Registrant confirms that each Fund which uses similar language is not managed as an equally weighted index fund requiring periodic rebalancing.  The relevant language has been revised to reflect that, in the course of the active management process, it is anticipated that there will be variances in sector exposure relative to the benchmark index, and that the portfolio managers monitor such variances.

10.       Staff Comment:  Please clarify the reference to “alpha” in the second sentence of the fourth bullet of the “Principal Investment Strategies of the Fund” for the Westcore MIDCO Growth Fund, and wherever else the term may appear in the Prospectus.

Registrant’s Response: Where applicable, the Registrant has added language clarifying that “alpha” refers to the risk adjusted excess return relative to the Fund’s benchmark.

11.       Staff Comment:  Please add disclosure clarifying the “range” referred to in the fourth sentence of the third bullet of the “Principal Investment Strategies of the Fund” for the Westcore Select Fund.

Registrant’s Response: The Registrant has deleted sentences in the abovementioned bullet point referring to specific ranges either defined or maintained by the portfolio management team.

12.       Staff Comment:  As the term “global” appears in the first sentence of the first bullet of the “Principal Investment Strategies of the Fund” for the Westcore Blue Chip Dividend Fund (formerly known as the “Westcore Blue Chip Fund”), please confirm whether the Fund may invest in emerging market companies.  If so, please add appropriate emerging market risk disclosure for the Fund.

Registrant’s Response:  The Registrant notes that although the Fund is not precluded from investing in emerging market companies, the magnitude of such investments is not anticipated to exceed 10% of the Fund’s total assets.  As a consequence, the Registrant believes that the current disclosure addressing “Emerging Markets and Developing Countries” in the Funds’ SAI is appropriate given the anticipated investment levels, and conversely that disclosure regarding emerging markets as a principal risk is not appropriate.

13.       Staff Comment: As the eighth bullet of the “Principal Investment Strategies of the Fund” indicates that the Fund considers “foreign companies” to include those domiciled outside of the United States or those with the principal trading market of their securities outside of the United States, please add disclosure regarding the risks that the Adviser may incorrectly categorize a company as “foreign” since only one prong of this test may be relied upon.

Registrant’s Response: Although the Westcore Blue Chip Dividend Fund is not subject to Rule 35d-1, the Registrant understands the term “foreign” to refer to investments that are tied economically to countries outside the United States, consistent with the guidance promulgated in Investment Company Act Release No. 24828.  The Registrant notes that the current requirement under Rule 35d-1 with respect to investment in certain countries or geographic regions is that a Fund disclose “in its prospectus the specific criteria used by the Fund to select these investments,” and further notes that, as proposed prior to its final adoption, Rule 35d-1 would have required affected investment companies to invest in securities that met one of three criteria specified in the proposed rule.  Consistent with the views expressed in IC-24828, the Registrant believes that the current two prong test affords Fund management the flexibility to invest in companies that, though either domiciled in the United States or traded principally within the United States, nonetheless expose the company's assets to the economic fortunes and risks of a foreign country.  As a consequence, the Registrant believes that the Westcore Blue Chip Dividend Fund’s existing disclosure adequately and accurately captures that the Fund’s management may regard “foreign companies” to include those domiciled outside of the United States or those with the principal trading market of their securities outside of the United States.

14.       Staff Comment: As the Fund expects to only invest in securities of companies whose stock is traded on U.S. markets, please confirm that the Russell Microcap Index referred to in the fourth bullet of the “Principal Investment Strategies of the Fund” for the Westcore Micro-Cap Opportunity Fund does not contain foreign or emerging market securities.

Registrant’s Response:  The Registrant notes that, while the Westcore Micro-Cap Opportunity Fund, pursuant to its principal investment strategies, “invests primarily in the common stock of micro-cap companies,”  it also notes that the Fund’s investments are not limited to stocks of companies contained within the Russell Microcap Index.  Rather, according to its principal investment strategies, the Fund “considers micro-cap companies to be those companies included in, or similar in size to, those included in its benchmark, the Russell Microcap Index  . . .” (emphasis added). Consequently, the Registrant does not believe that the presence of foreign or emerging market securities within the Russell Microcap Index would necessarily create an inconsistency within the Fund’s disclosure.

15.       Staff Comment: In the third bullet of the “Principal Investment Strategies of the Fund” for the Westcore Plus Bond Fund, please include disclosure that the below investment-grade securities described therein are generally known as “junk bonds.”

Registrant’s Response: Where applicable, the Registrant has added a parenthetical indicating that the below investment-grade securities are also known as “junk bonds.”

16.       Staff Comment: Under the section entitled “Additional Information about the Funds,” please clarify where applicable that notice to shareholders in connection with changes to investment objectives or investment policies must be in written form, if that is the policy of the Registrant.

Registrant’s Response: Comment complied with.  The Registrant has amended the applicable language to state that “[u]pon written notice to shareholders,” each Fund’s investment objective may be changed by the Board (emphasis added).

April 11, 2013 Staff Comments:  SAI included in PEA 76 (“SAI PEA 76”)

17.       Staff Comment: Under the caption “Master Limited Partnerships (All Funds other than the Westcore Colorado Tax-Exempt Fund),” in the section entitled “Types of Investments and Associated Risks,” please include disclosure regarding the risks arising from any distributions by master limited partnerships which may be treated as a return of capital.

Registrant’s Response: Comment complied with.  The Registrant has added new language in the SAI clarifying that, in connection with investments in master limited partnerships, the tax characterization of distributions may consist in part of a return of capital.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0864.

Very truly yours,
/s/ David T. Buhler
David T. Buhler
Secretary of Westcore Trust

cc:        Jasper R. Frontz, Denver Investments LLC

            Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP